

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2013

Via E-mail
William W. Reid
Chief Executive Officer
Gold Resource Corporation
2886 Carriage Manor Point
Colorado Springs, CO 80906

  Re: **Gold Resource Corporation**
    Form 10-K for the Year Ended December 31, 2012
    Filed March 18, 2013
    File No. 001-34857

Dear Mr. Reid:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/Tia L. Jenkins

          Tia L. Jenkins
          Senior Assistant Chief Accountant
          Office of Beverages, Apparel, and
          Mining